

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Mr. David Bernstein
Chief Financial Officer
Carnival Corporation
Carnival PLC
3655 NW 87th Avenue
Miami, FL 33178

      **Re:**    **Carnival Corporation**
             **Form 10-K for the Year Ended November 30, 2014**
             **Filed January 29, 2015**
             **File No. 001-09610**

             **Carnival PLC**
             **Form 10-K for the Year Ended November 30, 2014**
             **Filed January 29, 2015**
             **File No. 001-15136**

Dear Mr. Bernstein:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Melissa Raminpour

                    Melissa Raminpour
                    Branch Chief